

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

May 16, 2017

Colin Broom
Chief Executive Officer
Nabriva Therapeutics Plc
56 Fitzwilliam Square
Dublin 2, Ireland

> **Re: Nabriva Therapeutics Plc**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed May 12, 2017**
> **File No. 333-217315**

Dear Mr. Broom:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 5, 2017 letter.

General

1.   We note your response to prior comment 1. Please address the effect described in Rule 13e-3(a)(3)(ii)(a). Also, expand your analysis of the availability of the exception found in Rule 13e-3(g)(2) to include an analysis of the similarity of the Nabriva AG securities and the Nabriva Ireland securities.

Where You Can Find More Information, page 16

2.   We note that you attempt to incorporate by reference into the offer document all filings made while your offer is pending. However, Schedule TO does not expressly authorize such "forward incorporation by reference." Rather, General Instruction F specifies how you may incorporate by reference in a Schedule TO. Please revise.

Extensions, Amendments and Termination of Exchange Offer, page 45

3.   Refer to your disclosure relating to a possible subsequent offering period. Please revise this section to ensure that you comply with Rule 14d-11.

Withdrawal Rights, page 50

4.   We reissue prior comment 5 as it related to back-end withdrawal rights.

Completion and Settlement of Exchange Offer, page 53

5.   We note your disclosure in the first sentence under the caption "Settlement and Delivery of Securities." We also note your response to prior comment 3. It remains unclear how your offer will be compliant with the requirement of prompt payment under Rule 14e-1(c).

        Please contact Jeffrey Gabor at (202) 551-2544 or Daniel F. Duchovny, Special Counsel in the Office of Mergers and Acquisitions, at (202) 551-3619 with any questions.

                                        Sincerely,

                                        /s/ Mary Beth Breslin for

                                        Suzanne Hayes
                                        Assistant Director
                                        Office of Healthcare and Insurance

cc: Andrew P. Gilbert, Esq